FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: February 21, 2007	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6     Ph: (416) 860-0919      Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT AMEX: GLE

February 21, 2007

GLENCAIRN PLANS EXPANSION AT LIBERTAD MINE

Glencairn Gold Corp. is pleased to announce that it is planning to expand gold production at its Libertad Mine in Nicaragua by converting the heap-leach mine to a conventional milling operation. Preliminary internal studies have been undertaken in consultation with engineering firm AMEC Americas Limited. Glencairn currently estimates that the expansion will require approximately two years to complete. Mining operations at Libertad will be suspended during this period commencing the end of March 2007. (The Company will host a Conference Call to discuss the expansion. See details in this release under the heading “Conference Call.”)

“We anticipate that this conversion project will secure a long-term future for Libertad. Our expectation is that Libertad can become a significant producer for Glencairn,” said President and CEO Peter Tagliamonte.

Following consultations between Glencairn Gold and senior representatives of the newly-elected Nicaraguan government, senior authorities of the Ministry of Energy & Mines issued the following statement:

“It is a positive sign to see that an international company is showing such confidence in the country of Nicaragua and its new government. Our government is very interested in promoting new investments such as this, which create good employment opportunities for Nicaraguans and strengthen the country’s development.”

Following the Libertad acquisition in mid-2006, the Company initiated improvements in all aspects of the operation, which included accelerated stripping, upgrades to the crushing and screening circuit, and construction of permanent heap leach pads. Extensive metallurgical test work aimed at understanding and improving recoveries was also initiated. Despite the improvements made to date, overall recoveries have been insufficient to operate the mine profitably as a heap leach operation.

“The metallurgical tests proved to be key to finding a solution to the chronically low recoveries that had plagued the mine under previous operators,” said Mr. Tagliamonte.

As previously reported (see press release dated Nov. 14, 2006), gold recoveries during the third quarter last year ranged between 41% and 45%. Subsequent metallurgical test work showed recoveries do not improve within practical crush sizes. However, metallurgical test work conducted on-site has indicated that grinding Libertad ore to 100% passing 100 mesh improves gold recoveries to between 90% and 96%. A 1,000-tonne bulk sample of Libertad ore was processed at Glencairn’s Limon mill to test the bulk sample’s amenability to a conventional milling and cyanidation circuit. Results of this test confirmed gold recovery was approximately 90%.

Glencairn subsequently engaged engineering consultant AMEC to undertake a scoping study and supervise additional metallurgical test work at SGS Lakefield. As part of the study, Glencairn will process a 4,000-tonne bulk sample at its Limon mill under the technical supervision of AMEC. The scoping study is expected to be completed in March 2007. Assuming a positive scoping study, the Company will then commission a feasibility study and, contingent on a successful outcome, Glencairn anticipates mill construction, tailings pond and commissioning to be completed in 2009.

As part of the feasibility study, Scott Wilson RPA Inc. will be preparing mineral reserves incorporating the mill recovery rate and operating costs from the feasibility study in accordance with National Instrument 43-101. In a technical report by Scott Wilson RPA filed November 14, 2006, indicated mineral resources at La Libertad, as of June 30, 2006, totalled 16,294,000 tonnes grading 1.52 grams per tonne gold for total contained gold of 794,000 ounces. In addition, there is an inferred mineral resource of 4,248,000 tonnes grading 1.68 grams per tonne gold containing 230,000 ounces of gold. The study assumed a cut-off grade of 0.6 grams per tonne gold and a US$500 gold price. Peter Lacroix, P. Eng., is the Qualified Person within the meaning of National Instrument 43-101 responsible for the technical report and has reviewed and approved the statements pertaining to Libertad mineral resources above. For further details on the mineral resource estimate, please see the technical report filed on SEDAR (www.sedar.com).

“We believe the conversion to conventional milling and the subsequent production expansion will create excellent value for our shareholders,” Mr. Tagliamonte said. He added that Libertad has historically been mined at approximately 1.8 grams per tonne with 40% recoveries. “By converting to conventional milling, we anticipate Libertad can become a significant producer for Glencairn, based on mill recoveries of 90%, a 5,000-tonne-per-day mining rate and grades of approximately 1.8 grams per tonne.”

Investors are cautioned that the numbers above relating to recoveries, mining rate and grade are preliminary pending completion of the scoping study and feasibility report, and should not be relied upon.

Mr. Tagliamonte also noted that the conversion to milling creates the potential to develop underground mining opportunities that were not available with a heap leach operation. In addition, there is an approximate 8-million-tonne, low-grade stockpile which with a milling circuit, could potentially augment production.

With operations suspended at Libertad by the end of March, the Company anticipates that aggregate gold production from its Libertad, Limon and Bellavista mines in 2007 will range from 90,000 to 105,000 ounces and cash operating costs per ounce sold are expected to range from US$385 to US$425 per ounce. As noted, production at Bellavista and Limon will not be affected by the Libertad suspension and the Company will continue its recently announced exploration programs (see press release dated Jan. 29, 2007).

Graham Speirs, P.Eng., Chief Operating Officer of Glencairn Gold, is the Qualified Person within the meaning of National Instrument 43-101. He has reviewed and approved the contents of this release. AMEC has reviewed and approved the relevant contents of this release.

Conference Call

A conference call will be held Thursday, February 22 at 10 a.m. To participate, dial 416-695-9757 or, toll free in North America, 1-877-461-2814. The conference call will be archived and available for replay until March 1, 2007, by dialing 416-695-5275 or, toll free in North America, 1-888-509-0081. Use the passcode 640498.

About Glencairn Gold Corporation

Glencairn is a growing gold producer focusing its mining and exploration activities in Central America. The Company operates the Bellavista Mine in Costa Rica and the Limon Mine and (until the end of March) the Libertad Mine, both in Nicaragua. It holds a 60% interest in the Cerro Quema advanced gold project in Panama and a 100% interest in the Mestiza gold property 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

For further information, please contact:

Glencairn Gold Corporation

Peter Tagliamonte, President/CEO

416-860-0919

pwt@glencairngold.com

Glencairn Gold Corporation

Olav Svela, Vice President

Investor Relations

416-860-0919

osvela@glencairngold.com

Glencairn Gold Corporation Kerry Knoll, Chairman 416-860-0919 kknoll@glencairngold.com Renmark Financial Communications Inc. Christina Lalli, 514-939-3989 clalli@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.